March 2, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (310) 282-8903

Mr. Jeffrey M. Watson
President and Chief Executive Officer
Manhattan Bancorp
2221 East Rosencrans Avenue – Suite 131
El Segundo, California   90245

> **Re: Manhattan Bancorp**
> **Registration Statement on Form SB-2**
> **Filed on February 5, 2007**
> **File Number 333-140448**

Dear Mr. Watson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please revise to provide your Internet address. Refer to Item 101(c)(3) of Regulation S-B.

2.   Revise to identify the escrow agent where you will retain subscribers funds prior to the receipt of regulatory approval.

3.   Please confirm that the shares already purchased by the members of the board of directors will reflect the same per share ownership of the net book value of the company as the shares sold in this offering. Alternatively, provide the disclosure

required by Item 506 of Regulation SB.

Prospectus

4.   Please revise to include language that your organizers and executive officers shall purchase the shares for investment and not for resale.

Risk Factors - You may have difficulty selling your shares should you desire to…page 5

5.   We note that you state "there can be no assurance" of a certain result when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language in this and other risk factors.

We are dependent on key employees, including Mr. Watson…page 5

6.   Please revise to include that you have not yet identified a suitable chief operating officer and that you are not sure if you will be able to do so prior to or after the opening of Bank of Manhattan.

Determination of Offering Price, page 10

7.   You state that you determined the $10.00 per share price arbitrarily because it is consistent with the price set for other de novo community bank stock offerings in California. Item 505 of Regulation S-B requires describing the factors that were considered in determining the offering price if no established public market for the common equity being registered exists. Please revise to provide such factors.

Our Business Strategy, page 14

8.   Revise to discuss the primary risks associated with each of your lending programs.

Certain Transactions, page 22

9.   Please confirm the staff's understanding that none of the members of the board, or their affiliates, are associated with the landlord for Manhattan Bancorp's prospective premises.

Management – Jeffrey M. Watson, page 29

10.   Please revise to describe in your disclosure the most recent annual and quarterly operating results of 1st Century Bank, N.A.

Executive Compensation, page 30

11.   Revise to include the summary compensation table called for by Item 402(b),
        Please also confirm that none of the company's employees received compensation
        in 2006 of more than $100,000.

Director Compensation, page 31

12.   We note that you currently do not pay fees to your directors and that you might
        grant options to them after opening the Bank of Manhattan. Please revise to state
        whether or not the directors currently receive any compensation taking into
        account that they receive no fees.

Proposed Director and Executive Officer Stock Purchases and Option Grants, page 32

13.   Please revise to disclose the estimated impact of the stock option plan on your
        financial statements, if known. If you cannot estimate the impact of potential
        stock based compensation on your financial statements, please revise your
        disclosure to state the reasons why it is impracticable to do so.

Item 28. Undertakings

14.   Please revise to include all the disclosure required by Item 512(e) of
        Regulation S-B.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

15.   Your business consists of a development stage bank holding company whose only
        subsidiary has not yet received preliminary organizational approval from the OCC
        or approval for deposit insurance from the FDIC. Further, you state in Note 1 that
        your ability to operate as a going concern could be negatively impacted in the
        event that regulatory approvals are delayed or not obtained. Please tell us in
        detail how your auditor considered these issues when determining that a going
        concern opinion was not necessary.

Note 2. Summary of Significant Accounting Policies, page F-6
General

16.   Please revise to clarify what your anticipated fiscal year end will be.

Signatures

17.   Please revise to provide the signature of, or identify, your controller or principal

Mr. Jeffrey M. Watson
Manhattan Bancorp
March 2, 2007
Page 4

accounting officer.

Legality Opinion

18.   Revise counsel's opinion to remove the limitation on reliance contained in the
        next to last paragraph.

                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review by showing deleted sections as strikethrough and added sections as
underlining. Please furnish a cover letter with your amendment that keys your responses
to our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rebekah Blakeley Moore at (202) 551-3463 or Paul Cline at (202) 551-3851 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian N. Windsor
Special Counsel

cc: Madge S. Beletsky, Esq.
        King, Holmes, Paterno & Berliner, LLP
        1900 Avenue of the Stars – 25th Floor
        Los Angeles, California 90067